Crescent Funding Inc.

11100 Santa Monica Boulevard, Suite 2000

Los Angeles, CA 90025

March 22, 2018

VIA EDGAR

Courtney Lindsay

Staff Attorney

Office of Telecommunications

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Crescent Funding Inc.

Registration Statement on Form S-1

File No. 333-222545

Dear Mr. Lindsay:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Crescent Funding Inc. (the “Company”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1, file number 333-222545, together with all exhibits thereto (the “Registration Statement”), effective as of the date first set forth above. The Company is seeking withdrawal of the Registration Statement because it no longer wishes to conduct a public offering of securities at this time. The Company believes the withdrawal to be consistent with the public interest and the protection of investors. The Company confirms that no securities have been sold in connection with the proposed offering.

In accordance with Rule 477(c) under the Securities Act, the Company respectfully advises the Commission that it may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

The Company requests that, in accordance with Rule 457(p) under the Securities Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

If you require any additional information, please contact Jonathan Ko of Skadden, Arps, Slate, Meagher & Flom LLP at (213) 687-5527 or the undersigned at (310) 235-5971.

Very truly yours,

/s/ George P. Hawley
George P. Hawley
General Counsel and Secretary

cc:	Crescent Funding Inc.

Robert D. Beyer

cc:	Skadden, Arps, Slate, Meagher & Flom LLP

Gregg A. Noel

Jonathan Ko